SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2005, or
\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ___________ to _______________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: The Procter & Gamble Subsidiaries Savings Plan, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.


                              REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance With the Financial Reporting Requirements of ERISA.


Exhibits:

23    Consent of Deloitte & Touche LLP


                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (Or Other Persons Who Administer the Employee Benefit Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  THE PROCTER & GAMBLE
                                  SUBSIDIARIES SAVINGS PLAN


                                  /S/THOMAS J. MESS
Date:  June 29, 2006             ------------------------------------------
                                  Thomas J. Mess
                                  Secretary for Trustees

       THE PROCTER & GAMBLE
       SUBSIDIARIES SAVINGS PLAN

       Financial Statements as of and for the Years
       Ended December 31, 2005 and 2004,
       Supplemental Schedule as of
       December 31, 2005, and
       Report of Independent Registered Public
       Accounting Firm

THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                           PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                      1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of
     December 31, 2005 and 2004                                              2

   Statements of Changes in Net Assets Available for Benefits
     for the Years Ended December 31, 2005 and 2004                          3

   Notes to Financial Statements                                            4-9

SUPPLEMENTAL SCHEDULE--

   Form 5500, Schedule H, Part IV, Line 4i--Schedule of Assets
     (Held at End of Year) as of December 31, 2005                          11

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To The Procter & Gamble Master Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Subsidiaries Savings Plan (the "Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/S/ DELOITTE & TOUCHE LLP

Cincinnati, Ohio
June 28, 2006

THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004
--------------------------------------------------------------------------------


                                                      2005              2004

PARTICIPANT-DIRECTED INVESTMENTS:

  At fair value                                   $194,941,672      $198,713,681

  At contract value                                 32,616,492        34,557,774
                                                  ------------      ------------
NET ASSETS AVAILABLE FOR BENEFITS                 $227,558,164      $233,271,455
                                                  ============      ============

See notes to financial statements.


THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2005 AND 2004
-------------------------------------------------------------------------------------


                                                              2005             2004
ADDITIONS:
  Investment income:
    Net appreciation in fair value of investments       $   6,906,703    $  15,453,936
    Net appreciation in contract value of investments       1,494,462        1,402,644
    Interest                                                  115,626          155,080
    Dividends                                               4,940,691        5,571,271
                                                        -------------    -------------
           Total investment income                         13,457,482       22,582,931
                                                        -------------    -------------
  Rollover and other additions                                                  87,820
                                                        -------------    -------------
           Total additions                                 13,457,482       22,670,751
                                                        -------------    -------------

DEDUCTIONS:
  Distributions to and withdrawals by participants         19,063,622       16,482,032
  Administrative expenses                                     107,151            8,725
                                                        -------------    -------------
           Total deductions                                19,170,773       16,490,757
                                                        -------------    -------------

(DECREASE) INCREASE IN NET ASSETS                          (5,713,291)       6,179,994

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                       233,271,455      227,091,461
                                                        -------------    -------------

  End of year                                           $ 227,558,164    $ 233,271,455
                                                        =============    =============

See notes to financial statements.

THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
--------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      The following brief description of The Procter & Gamble Subsidiaries Savings Plan (the "Plan") is provided for general information only. Participants should refer to the Plan agreement for more complete information.

      GENERAL--The Plan was established effective March 2, 1990 upon the acquisition of the Hawaiian Punch Division of DelMonte by The Procter & Gamble Company (the "Company"). During the period from March 1996 through June 2002, the following plans were merged into the Plan: the Sundor Brands Savings Plan, Max Factor Savings Plan, the Speas Savings Plan, the Tambrands, Inc. Savings Plan ("Tambrands"), the Iams Company Savings Plan ("Iams"), Recovery Engineering, Inc. Salary Savings Plan ("Pur"), the Richardson-Vicks Savings Plan ("Richardson-Vicks"), The Procter & Gamble Subsidiaries Savings and Investment Plan ("Subsidiaries Savings and Investment"), the Procter & Gamble Pharmaceuticals Savings Plan ("Pharmaceuticals"), and the Millstone Coffee, Inc. 401(k) Savings and Profit Sharing Plan ("Millstone").

      The Plan is a voluntary defined contribution plan covering all eligible employees of Sundor Group, Inc., including the Sundor Brands and Hawaiian Punch divisions, Max Factor & Company, Speas Company, Tambrands Company, Iams Company, Pur Company, Richardson-Vicks Company, Maryland Club Foods, Inc., Shulton, Inc., Dover Baby Wipes Company, Giorgio Beverly Hills, Inc., Millstone Coffee, Inc., Norwich Eaton, and former employees of Fisher Nut Company who were members of the Twin Cities Bakery and Confectionery Workers Union Local No. 22, all subsidiaries of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      The Plan is administered by the Master Savings Plan Committee consisting of three members appointed by the Board of Directors of the Company, except for duties specifically vested in the trustee of the Plan, J.P. Morgan Chase Bank, and the Plan recordkeeper, J.P. Morgan Retirement Plan Services LLC, who are also appointed by the Board of Directors of the Company.

      CONTRIBUTIONS--Effective April 1996, all contributions to the Plan were suspended. Tambrands, Iams, Pur, Richardson-Vicks, Subsidiaries Savings and Investment, Pharmaceuticals, and Millstone Savings Plans were frozen prior to conversion into the Plan.

      PARTICIPANT ACCOUNTS--Individual accounts are maintained for each Plan participant. Each participant's account is credited with an allocation of the Plan's earnings or losses. The benefit to which a participant is entitled is limited to the benefit that can be provided from their account. Participants can allocate their account to one or all of the investment options offered by the Plan.

      INVESTMENTS-- Participants direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers common stock, three mutual funds, a common collective trust fund and an insurance investment contract as investment options for participants.

      VESTING--Upon suspension of contributions, all participants were vested immediately in their accounts plus actual earnings thereon.

      PARTICIPANT LOANS--The Plan has a loan feature under which active participants may borrow up to 50% of the current value of their vested account balances exclusive of amounts attributable to Company contributions (up to a maximum of $50,000). Loans are repaid via payroll deduction over a period of up to five years, except for loans used to purchase a primary residence, which are repaid via payroll deduction over a period of up to 10 years. Principal and interest paid is credited to applicable funds in the borrower's account. Former Company participants may not borrow against their account balances. Upon participant termination or retirement, the outstanding loan balance is treated as a distribution to the participant if repayment is not made by the participant.

      PAYMENT OF BENEFITS--The Plan provides for benefits to be paid upon retirement, disability, death, or separation other than retirement as defined by the Plan document. Plan benefits may be made in a lump sum of cash or shares of Company common stock, in installments over not more than 120 months, or variable amounts paid monthly. Retired or terminated employees shall commence benefit payments upon attainment of age 70 1/2.

      A participant may withdraw any portion of after-tax contributions once in any three-month period. Participants who have attained age 59 1/2 or have demonstrated financial hardship may withdraw all or any portion of their before-tax contributions once in any six-month period.

      Account balances attributable to terminated employees are approximately $113,204,000 and $111,648,000 as of December 31, 2005 and 2004,
      respectively.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING--The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

      USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The Plan invests in Company common stock, J.M. Smucker Company common stock, a common collective trust fund and in various mutual funds that include investments in U.S. Government securities, corporate debt instruments, corporate stocks, and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

      INVESTMENT VALUATION AND INCOME RECOGNITION--The Plan's investments are stated at fair value except for its benefit-responsive investment contract, which is valued at contract value (see Note 4). Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Loans to participants are valued at the outstanding loan balances.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

      Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation, or an increase in net depreciation in the fair market value of such investments.

      ADMINISTRATIVE EXPENSES-- Investment management expenses are paid by the Plan and are netted against investment income. Loan processing fees are paid by the participants through reduction in their investment balances. In addition, effective July 1, 2005, recordkeeping fees of the Plan are paid by participants through a reduction in their investment balances.

      PAYMENT OF BENEFITS--Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2005. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $117,000 at December 31, 2004.

3.    INVESTMENTS

      The Plan's investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2005 and 2004, are as follows:

      DESCRIPTION                                             2005           2004
      At fair value:
         Barclays Global Investors Equity Index Fund F   $ 74,922,244
      * The Procter & Gamble Company common stock          57,673,937   $ 58,808,333
         Royce Low Priced Stock Fund                       25,146,006     26,231,553
         PIMCO Total Return Fund                           18,356,100
      * Fidelity Diversified International Fund            15,431,628
      * American Century Equity Index Fund                               73,241,670
      * J.P. Morgan Bond Fund                                            18,264,673
      * J.P. Morgan International Equity Fund                            13,182,595


      At contract value-J.P. Morgan Stable Value Fund:
      * J.P. Morgan Chase Bank Intermediate Bond Fund      31,435,594     33,669,655

      * Indicates party-in-interest

      During the years ended December 31, 2005 and 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                                2005           2004
      Net appreciation (depreciation) in fair value of:
        Mutual funds                                      $     94,083    $ 10,031,751
        Common collective trust fund                         4,036,583
        The Procter & Gamble Company common stock            2,801,242       5,403,907
        The J.M. Smucker Company common stock                  (25,205)         18,278
                                                          ------------    ------------
                                                          $  6,906,703    $ 15,453,936
                                                          ============    ============
      Net appreciation in contract value of-
        J.P. Morgan Stable Value Fund                     $  1,494,462    $  1,402,644
                                                          ============    ============


4.    INVESTMENT CONTRACT WITH INSURANCE COMPANY

      In 2003, the Plan entered into a benefit-responsive investment contract with Monumental Life Insurance Co., Bank of America N.A. and State Street Bank & Trust Company (collectively, the "issuers"). The issuers maintain the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment contract is included in the financial statements at contract value as reported to the Plan by the issuers. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

      There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate was 5.11% at December 31, 2005 and 4.36% at December 31, 2004. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting. The average yield was 4.49% for the year ended December 31, 2005 and 3.91% for the year ended December 31, 2004.

5.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by J.P. Morgan Chase Bank, the trustee of the Plan as defined by the Plan. J.P. Morgan Retirement Plan Services LLC, the recordkeeper, is affiliated with the trustee. Therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

      At December 31, 2005 and 2004, the Plan held 996,439 and 1,067,689 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $26,932,785 and $28,382,420, respectively. During the years ended December 31, 2005 and 2004, the Plan recorded dividend income on Company common stock of $1,131,093 and $1,031,650, respectively.

6.    PLAN TERMINATION

      Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

7.    FEDERAL INCOME TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated March 7, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements

8.     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      Upon an event of default in a participant loan, to the extent a distribution to the participant is not permissible under the Plan, the amount due to the Plan on account of the loan will be treated as a deemed distribution. A loan that is a deemed distribution is treated as a distribution on Form 5500 and removed from Plan assets on Form 5500. However, in the Plan financial statements, and in accordance with the Plan, such deemed distributions remain part of the participant's account balance until a distributable event occurs for the participant.

      The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2005 to Form 5500:

                                                              2005
      Net assets available for benefits
         per the financial statements                     $ 227,558,164
      Less: Certain deemed distributions of
         participant loans                                      (15,358)
                                                          -------------
      Net assets available for benefits
         per the Form 5500                                $ 227,542,806
                                                          =============

      The following is a reconciliation of the decrease in net assets per the financial statements for the year ended December 31, 2005 to Form 5500 net income:

                                                              2005
      Net decrease in assets available for benefits
         per the financial statements                     $  (5,713,291)
      Less: Certain deemed distributions of
         participant loans                                      (15,358)
                                                          -------------
      Net loss per the Form 5500                          $  (5,728,649)
                                                          =============


      The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2005 to Form 5500:

                                                              2005
      Benefits paid to participants
         per the financial statements                     $  19,063,622
      Plus: Deemed loans distributions                           15,358
                                                          -------------
      Benefits paid to participants per the Form 5500     $  19,078,980
                                                          =============


                                   * * * * * *

                              SUPPLEMENTAL SCHEDULE


FORM 5500, SCHEDULE H, PART IV, LINE 4i-
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005
--------------------------------------------------------------------------------------------------------------------

                                                                                                   FAIR VALUE/
        IDENTITY OF ISSUER                        DESCRIPTION OF INVESTMENT                      CONTRACT VALUE

    Investments at fair value:
*     The Procter & Gamble Company                Common stock                                   $  57,673,937
      The J.M. Smucker Company                    Common stock                                         365,461
      Mutual Funds:
        The Royce Funds                           Low Price Fund                                    25,146,006
*       Fidelity Investments                      Diversified International Fund                    15,431,628
        PIMCO                                     Total Return Fund                                 18,356,100
*       J.P. Morgan Funds                         Prime Money Market Fund                            1,156,189
      Common Collective Trust Fund-
        Barclays Global Investors                 Equity Index Fund F                               74,922,244
*     Loans to participants                       309 loans with maturities ranging from
                                                    January 2006 to January 2015 and
                                                    interest rates ranging from 5% to 10.5%          1,890,107
                                                                                                 -------------
          Total                                                                                    194,941,672
                                                                                                 -------------
    J.P. Morgan Stable Value Fund
      at contract value:
      US Treasury                                 Note, 3.5%, due May 31, 2007                          49,371

      Common/Collective Trust Funds:
*       J.P. Morgan Chase Bank                    Liquidity Fund                                       332,291
*       J.P. Morgan Chase Bank                    Intermediate Bond Fund                            31,435,594
        Monumental Life Insurance Company
        Bank of America, N.A., State
        Street Bank and Trust Company             Wrapper Contract                                     799,236
                                                                                                 -------------
          Total                                                                                     32,616,492
                                                                                                 -------------
    TOTAL INVESTMENTS                                                                            $ 227,558,164
                                                                                                 =============
*   Denotes party-in-interest.